Mail Stop 6010

March 29, 2007

Mr. Allan J. Korn
Chief Executive Officer
Sparta Surgical Corporation
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111

> **RE:** **Sparta Surgical Corporation**
> **Form 10-KSB for the fiscal year ended February 28, 2006**
> **File No. 1-11047**

Dear Mr. Korn:

We have reviewed your letter dated on March 8, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 16

Engagement of Independent Accountant, page 18

1. We note that on October 20, 2005, you appointed a new independent accountant. We do not see where you have filed the information required by Item 304 of Regulation S-B. Please file the required information or tell us how you believe you have complied with this requirement.

Note 7 – Gain on Extinguishment of Debt, page 22

2. We note your response to prior comment 4 and the revised footnote disclosure here. Please address the following:

    • Please provide us with the legal opinion on which you based your assessment that the collection of the accounts payable is barred by the statute of limitations. We would expect that opinion to include similar language.

    • If you continue to refer to the opinion of legal counsel in any Form 10-K, you must name the parties and file the legal opinion as an exhibit to the filing.

Other

3. We see that you have been unable to file your Form 10-QSB for the quarter ended November 30, 2006. Please update us about the status of when you intend to file this report.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief